1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

July 2, 2024

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Michael A. Rosenberg

Re:	Morgan Stanley Institutional Fund, Inc. (the “Registrant”)

(File No. 33-23166; 811-05624)

Dear Mr. Rosenberg:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to certain changes to the Global Sustain Portfolio (renamed Global Stars Portfolio, the “Fund”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on April 30, 2024 (“Post-Effective Amendment 261”). The Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the comments of the Commission staff (the “Staff”) and provide any other responses and acknowledgements. These changes are expected to be reflected in Post-Effective Amendment No. 263 to the Registrant’s registration statement on Form N-1A (the “Amendment”).

Comment 1.	The Staff believes that certain responses to previous comments by the Staff did not adequately address the comments provided. This is exacerbated by filing the response letter on the date of effectiveness without engaging the Staff of the respondent’s intentions to not accept the Staff’s comments. Future response letters should be filed no later than five days before effectiveness.

Response 1. The Registrant acknowledges the Staff’s comment and, in this letter, describes changes to be reflected in the Amendment in response to the Staff’s comments.

Comment 2.	With respect to Response 10 of the Registrant’s correspondence filed on June 27, 2024 responding to prior comments of the Commission staff on the Registration statement (the “Correspondence”), the Staff reiterates its comment to please revise Class A shares’ maximum deferred sales charge (load) to reflect the contingent deferred sales charge (“CDSC”) of 1.00% imposed on Class A shares if a shareholder sells his/her shares within 12 months. See Instruction 2(a)(i) to Item 3 of Form N-1A.

Response 2. In response to the Staff’s comment, the Fund will revise the Annual Fund Operating Expenses table in the Amendment to reflect the maximum contingent deferred sales charge of 1.00%.

Comment 3.	With respect to Response 2 of the Correspondence, the Staff believes that the Fund's definition of “Global” does not sufficiently disclose how the Fund invests in securities that are tied economically to a number of countries throughout the world and, accordingly, affords the Fund more latitude than is generally permitted to global funds.

Response 3. The Registrant confirms that the Fund expects to invest a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world. Consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), the Fund intends to invest its assets in investments that are economically tied to a number of countries throughout the world. The criteria by which the Adviser considers an issuer to be from a particular country (including the United States) is described in the Statement of Additional Information.

In response to the Staff’s comment, the following will be added to the section of the Fund’s prospectus entitled “Details of the Fund—Process” in the Amendment: Under normal market conditions, the Fund invests in securities of issuers from at least three different countries, which may include the United States.

Comment 4.	Failure to address these comments will affect the Staff's consideration of future requests to accelerate Morgan Stanley filings.

Response 4. The Registrant acknowledges the Staff’s comment and, in this letter, describes changes to be reflected in the Amendment in response to the Staff’s comments.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai

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